Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ELEVATE.MONEY REIT I, INC.

SUPPLEMENT NO. 1 DATED NOVEMBER 23, 2022

TO

OFFERING CIRCULAR AUGUST 19, 2022

This document supplements, and should be read in conjunction with, the offering circular of Elevate.Money REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated August 19, 2022 (the “Offering Circular”), as amended on September 22, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1819088/000110465922092909/tm2223777d1_253g2.htm

The Offering Supplement dated September 22, 2022 is available here:

https://www.sec.gov/Archives/edgar/data/1819088/000110465922102046/tm2226239d2_253g2.htm

The purpose of this supplement is to update the following disclosures in the Offering Circular:

Debt Refinance

On July 21, 2022, in connection with the purchase of a property containing a Shell USA, Inc. branded fuel station and convenience store near Columbia, South Carolina (the “South Carolina Shell Property”), the Company, through 2EM ST ANDREWS RD LLC, a wholly-owned special purpose entity formed solely for purposes of purchasing the South Carolina Shell Property, indirectly entered into a twelve month secured bridge loan from Dew Claw, LLC in the amount of $1.36 million. The bridge loan was bearing interest at a rate of 7.0% per annum, and had an exit fee equal to 0.125% of the loan balance for each month that the bridge loan was outstanding. Effective November 18, 2022, the Company refinanced the bridge loan with a five-year term loan from Truliant Federal Credit Union, an unaffiliated commercial lender, in the amount of $1,240,000 (the “Term Loan”). The Term Loan, which is guaranteed by Harold Hofer, Chief Executive Officer of our advisor, Elevate Money, Inc., bears interest at a fixed rate of 5.50% per annum, payable monthly, with a 25 year amortization schedule.

Change in Share Repurchase Program

Under the current terms of the Share Repurchase Program, the Company would repurchase shares held for less than three years, subject to such other limitations and restrictions set forth under the Share Repurchase Program, at a graduated discount price to the most recently published share offering price. The discount would be determined according to the length of time for which the shares were held prior to repurchase, with shares held for a shorter time period being repurchased at a greater discount than shares held for longer periods of time. The board of directors however has determined to simplify the program, and effective January 1, 2023, the purchase price for shares repurchased pursuant to the Share Repurchase Program will be repurchased by the Company at a 1% discount if such shares are submitted for repurchase within the first twelve months after such shares are initially purchased. Such discount is intended to reimburse the Company for fees incurred with the initial sale of the shares. No discount will be applied after the first year of ownership. At any time the Company is engaged in an offering of shares, the price at which the Company will repurchase shares will never be greater than the applicable per-share offering price.

Safe Harbor Statement

This offering supplement contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.